Filed by Kalera Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Agrico Acquisition Corp.
Commission File No. 333-264422
Commission File No. 001-40586
Kalera – Proposed business combination of Kalera and Agrico – Sufficient amount of votes received
Orlando, Florida, June 23, 2022 – Reference is made to previous stock exchange announcements published regarding the extraordinary general meeting of Kalera S.A. (the "Company") to approve the proposed business combination with Agrico Acquisition Corp. (the "Kalera Special Meeting").
The deadline for voting at the Kalera Special Meeting expired on June 22, 2022, at 24:00 hours (midnight) CEST. The Company announced today that it has received proxy and voting cards from shareholders representing approximately 71.68% of the total number of shares and votes in the Company, and of those shares which have voted, essentially 100% have voted in favor of the approval of the proposed business combination transaction. Accordingly both the quorum requirement (more than 50% of the shares and votes in the Company being represented) and the majority requirement (more than 2/3 of the represented shares and votes voting in favor) for the approval of the proposed business combination transaction at the Kalera Special Meeting are fulfilled.
About Kalera
Kalera is a vertical farming company headquartered in Orlando, Florida. Kalera uses technology to ensure that more people around the world have access to the freshest, most nutritious, and cleanest products available. It has spent several years optimizing plant nutrient formulas and developing an advanced automation and data acquisition system with Internet of Things, cloud, big data analytics and artificial intelligence capabilities. Kalera currently operates farm s in the US (in Orlando, Florida; Atlanta, Georgia; Houston, Texas and Denver, Colorado), as well as in Kuwait. Additional farms are under development. More information is available at www.kalera.com .
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Important Information and Where to Find It
In connection with the transaction, Agrico and Kalera have filed and will file relevant materials with the SEC, including a Form S-4 registration statement filed by Kalera on April 21, 2022 and amended on May 9, 2022 and May 13, 2022, which includes a prospectus with respect to Kalera’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Agrico and Kalera’s shareholder meetings at which such shareholders will be asked to vote on the proposed business combination and related matters (the “Joint Proxy Statement/ Prospectus”). Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire Joint Proxy Statement/ Prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, from Agrico's website at www.agrico.co and from Kalera's website at www.kalera.com.
Participants in the Solicitation
Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders, in favor of the approval of the merger. Information regarding Agrico's and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the applicable securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements include, but are not limited to, statements regarding the terms and conditions of the proposed business combination and related transactions disclosed herein, the timing of the consummation of such transactions, assumptions regarding shareholder redemptions and the anticipated benefits and financial position of the parties resulting therefrom. These statements are based on various assumptions and/or on the current expectations of Agrico or Kalera's management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Agrico and/or Kalera. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the amount of redemption requests made by Agrico's public shareholders; changes in the assumptions underlying Kalera's expectations regarding its future business; the effects of competition on Kalera's future business; and the outcome of judicial proceedings to which Kalera is, or may become a party.
If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Kalera and Agrico presently do not know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, assumptions, plans or forecasts of future events and views as of the date of this communication. Kalera and Agrico anticipate that subsequent events and developments will cause these assessments to change. However, while Kalera and/or Agrico may elect to update these forward-looking statements at some point in the future, each of Kalera and Agrico specifically disclaims any obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Kalera's or Agrico' (or their respective affiliates') assessments as of any date subsequent to the date of this written communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For investor inquiries, please contact:
Eric Birge
ir@kalera.com
313-309-9500